Exhibit 99.1

Valens Semiconductor and Logitech Simplify Video Conferencing Deployments with Professional-Grade Connectivity Solution

Valens joins the Logitech Collaboration Program by providing USB & power extension solutions that streamline Logitech conferencecam installations

HOD HASHARON, ISRAEL, APRIL 13, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that it has collaborated with Logitech to develop a solution tailored to Logitech’s USB peripheral suite of products, that solves the challenge of extending USB cameras and power over a single category cable. This collaboration solves for installation challenges in the education segment as a result of the new hybrid setting (HyFlex) that accommodates sessions for both in-classroom and remote participants, as well as enhances corporate meeting and huddle rooms.

“Logitech is continuously raising the bar, providing the highest quality experience for its customers and we are looking forward to deepening our business partnership and continuing to innovate together,” said Gabi Shriki, SVP and Head of Audio-Video at Valens. “Valens’ advanced, cost-effective solution is at the forefront of the education market’s rapid transformation from in-person to hybrid. We thrive on working with leading companies of the video conferencing and USB peripherals markets like Logitech.”

Valens’ HDBaseT connectivity technology provides Logitech customers and installers a simple, cost-effective way to extend Logitech cameras with the freedom to place USB devices anywhere in the room over a single, standard category cable. Valens’ semiconductor provides:

8Hanagar St., POB 7152 Hod Hasharon 4501309, Israel | Tel: +972-9-762-6900 info@valens.com | www.valens.com

●	Professional-grade extension of USB and Power up to 100m/328’

●	High quality, zero latency multimedia distribution

●	Plug & play single-cable solution, no driver installation required

“There is a growing number of devices being deployed in classroom and conference room setups – including multiple displays, cameras, microphones, and speakers,” said Sudeep Trivedi, Head of Alliances and Go-To-Market at Logitech. “This makes convergence of high-quality multimedia critical for a streamlined, cost-effective installation, and it is exactly what Valens’ HDBaseT technology delivers. Feedback from customers has been fantastic, and with our partnership with Valens, they can expect even greater things to come.”

This offering is ideal for both new and retrofit projects, providing flexibility for USB peripheral placement and eliminating the need for a dedicated A/C outlet.

About Valens

Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the audio-video and automotive industries. Valens' HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens' chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity. Founded in 2006, Valens is based in Hod Hasharon, Israel, with offices in the US, Europe and Asia.

For more information: www.valens.com

Forward-Looking Statements

8Hanagar St., POB 7152 Hod Hasharon 4501309, Israel | Tel: +972-9-762-6900 info@valens.com | www.valens.com

Valens may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

8Hanagar St., POB 7152 Hod Hasharon 4501309, Israel | Tel: +972-9-762-6900 info@valens.com | www.valens.com

Moriah Shilton

Financial Profiles, Inc.

ValensIR@finprofiles.com

SOURCE Valens Semiconductor

8Hanagar St., POB 7152 Hod Hasharon 4501309, Israel | Tel: +972-9-762-6900 info@valens.com | www.valens.com